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SEC FILE NUMBER
8-69629

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/21 (MM/DD/YY) AND ENDING 11/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: T&G Private Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Ave, 16th Floor

(No. and Street)

New York City	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	Clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, LLP

(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave.	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of T&G Private Capital LLC, as of 11/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
Commission Expires December 15, 2025

Signature: John Clarke Gray

Title: CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

T&G PRIVATE CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

November 30, 2022

PUBLIC DOCUMENT PURSUANT TO RULE 17a-5

T&G PRIVATE CAPITAL LLC

CONTENTS

NOVEMBER 30, 2022

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of T&G Private Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T&G Private Capital LLC as of November 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of T&G Private Capital LLC as of November 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of T&G Private Capital LLC's management. Our responsibility is to express an opinion on T&G Private Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T&G Private Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as T&G Private Capital LLC's auditor since 2022.

Maitland, Florida

January 28, 2023

T&G PRIVATE CAPITAL LLC

Statement of Financial Condition
November 30, 2022

ASSETS:	
Cash	$ 51,993
Accounts receivable	3,168
Prepaid expenses	647
TOTAL ASSETS	$ 55,808
LIABILITIES AND MEMBER'S EQUITY:	
Accounts payable and accrued expenses	$ 6,284
Due to Parent	25,253
Deferred revenue	900
TOTAL LIABILITIES	32,437
Member's Equity	23,371
TOTAL MEMBER'S EQUITY	23,371
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 55,808

See accompanying notes to financial statement

T&G PRIVATE CAPITAL LLC

Notes to Financial Statement

November 30, 2022

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

T&G PRIVATE CAPITAL LLC (the "Company" or "TGPC"), a wholly owned subsidiary of Taylor & Gray LLC ("T&G"or "Parent"), was established as a Delaware limited liability company as a U.S. broker dealer. Pursuant to a continuing membership application approved on December 21, 2017 by the Financial Industry Regulatory Authority ("FINRA"), the Company, formerly known as Hudsonfield Securities, was acquired by T&G. The acquisition was effected on January 8, 2018 as the new owners acquired all the outstanding capital shares from the former owners. TGPC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in providing a platform for investment banking solutions within a fully regulatory compliant umbrella.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statement and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of reporting the statement of cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31 , 2022, the Company had no uninsured balances.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Income Taxes

The Company is a single member LLC, and is therefore a disregarded entity for income tax purposes; however, the Company's income and expenses are included in its Parent's (an LLC filing as a partnership) income tax returns. The members of the Parent LLC are taxed on their proportionate share of the Parent LLC's federal, state and local taxable income. Being that the Parent is an LLC, and thus a non-taxable entity, there is no current or deferred tax expense to be allocated to the Company and as a result there is no provision or liability for federal, state and local income taxes to be included in the financial statements.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of November 30, 2022, all prior returns for (2019, 2020 and 2021) are the open federal, state and local tax years. There were no interest or penalties recorded during the year ended November 30, 2022.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation insurance and when receivables are not collateralized. Management reviews the credit worthiness of counterparties and the registered independent contractors it admits to its platform. There have been no losses related to these risks.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Credit Losses (cont'd)

The Company had accounts receivable as of November 30, 2021 and 2022 of $55 and $3,168, respectively.

Note 2 - Net Capital Requirements

As a member of FINRA and being registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2022 the ratio of aggregated indebtedness to net capital was 1.66 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At November 30, 2022 the Company had net capital of $19,556 which was $14,556 in *excess of its minimum net capital requirement of $5,000.*

The Company may file as exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 3 - Income Taxes

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of November 30, 2022, no liability for unrecognized tax benefits was required to be recorded.

Note 3 - Income Taxes (cont'd)

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statements. As of November 30, 2022, there were no unrecognized tax benefits.

Note 4 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Related Party Transactions

TGPC entered into an expense sharing agreement (the "ESA") with T&G effective January 1, 2018. In accordance with the terms of the ESA certain operating expenses of TGPC can be paid by T&G. These expenses shall include, but are not limited to, rent, utilities, information technology infrastructure, printing and telephone fees and such other operating expenses incurred by TGPC. The term of the ESA shall be effective from January 1, 2018 and may be terminated by T&G for any reason upon written notice to TGPC.

Note 6 - Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The *Company had a net loss of $1,796 for the year ended November 30, 2022.*

Note 6 - Continuing Operations (cont'd)

It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule. During the year ended November 30, 2022, the member contributed $10,000.

Note 7 - *COVID-19*

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 8 - Subsequent Events

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statement was available to be issued and determined the Company has no events and transactions occurring that require disclosure.